SPORTSNUTS, INC.
10757 South River Front Parkway, Suite 125
South Jordan, Utah 84095
(801) 816-2500

February 28, 2008

VIA FEDERAL EXPRESS
Young Kim
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

Re:          SportsNuts, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Form 10-QSB for the Quarterly Period Ended September 30, 2007
Filed November 13, 2007
File No. 333-14477

Dear Young Kim:

We acknowledge receipt of your second set of comments to our 10-KSB for Fiscal Year Ended December 31, 2006 and our 10-QSB for the Quarterly Period Ended September 30, 2007.  We thank you for your input and this letter is intended to respond accordingly.  Each paragraph number of this letter corresponds to your comments to us dated January 31, 2007, and we have amended our registration statement on Form 10-KSB and 10-QSB for your timely review and comment as appropriate.

General

1.	COMMENT. As requested in our letter dated December 31, 2007, please provide in writing, a statement from the company acknowledging the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

RESPONSE:  The company has filed this acknowledgement with the Commission as requested.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

2.
  COMMENT.  We have reviewed your response to prior comment 5 in our letter dated December 31, 2007.  We have also reviewed your Form 10-KSB/A filed on January 10, 2008 and your Form 10-QSB/A filed on January 11, 2008.  Please include certifications with wording exactly as set forth in Item 601(b)(31) of Regulation S-B.  Specifically, please change “registrant” to “small business issuer.”  Also, your reference to “annual report” in paragraph three is incorrect.  Please change to reference only the “report.”  Furthermore, please file your Section 302 certifications as Exhibit 31.  You currently file it as Exhibit 99.1.  This comment also applies to the certification filed in your Form 10-QSB/A.

RESPONSE:  The Company has made these changes to the Section 302 Certification in accordance with your comments and Regulation S-B.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3.
  COMMENT.  We have reviewed your response to prior comment 6 in our letter dated December 31, 2007.  We have also reviewed your Form 10-KSB/A filed on January 10, 2008 and your Form 10-QSB/A filed on January 11, 2008.  Please file your Section 906 certifications as Exhibit 32.  You currently file it as Exhibit 99.2.  Refer to Item 601(b)(32) of Regulation S-B.  This comment also applies to the certification filed in your Form 10-QSB/A.

RESPONSE:  The Company has made these changes to the Section 906 Certification in accordance with your comments and Regulation S-B.

Form 10-QSB for the Quarterly Period Ended September 30, 2007

Financial Statements

4.
 COMMENT.  We have reviewed your response to prior comment 7 in our letter dated December 31, 2007, including your request that discontinued operations presentation be made to your audited financial statements for the year ended December 31, 2007.  If the spin-off of Secure Networks, Inc. is material and is a component under SFAS 144, the financial statements included in the Form 10-KSB/A and Form 10-QSB/A are not in accordance with GAAP.  As such, please amend your Form 10-KSB for the year ended December 31, 2006 and your Form 10-QSB for the period ended September 20, 2007 to properly reflect the spin off of Secure Networks as discontinued operations retroactively.

If you believe the spin off of Secure Networks, Inc. is immaterial and does not warrant restatements, please provide us with detailed qualitative and quantitative factors under SAB 99 as codified in SAB 103, to support your position.

If this transaction Is material, based on the balance sheet of Secure Networks, Inc. as of the spin off date, it appears the spin off of Secure Networks, Inc. may require reverse spin off accounting treatment.  Please tell us how you considered the indicators in EITF 02-11 in determining whether the spin off of Secure Networks, Inc. should be accounted as a reverse spin off.  Please tell us your conclusion on how this spin off should be accounted for and provide us with your analysis to support your position.  Please be detailed in your response.

RESPONSE:

Per your comment, we have amended the financial statements for the Form 10-QSB for the period ended September 30, 2007 to disclose the spinoff of Secure Networks, Inc. as discontinued operations.  We have also changed the MD&A to reflect the changes in the statement of operations.  The spin-off was effective March 1, 2007 and thus does not affect the Form 10-KSB for the year ended December 31, 2006.

We have considered the indicators in EITF 02-11 and determined that the spinoff of Secure Networks, Inc. should not be accounted for as a reverse spinoff based on the indicators listed below.

1.
The parent company, SportsNuts, Inc., has more in assets and liabilities than Secure Networks, Inc.  At the time of the spinoff, SportsNuts, Inc. had approximately $98,000 in assets and $2,469,000 in liabilities compared to $44,000 in assets and $231,000 in liabilities for Secure Networks, Inc.

2.
The senior management of SportsNuts is different than the senior management of Secure Networks, Inc. after the spin off.  In particular, Secure Networks, Inc. has a new chief executive officer and chief financial officer.

3.	SportsNuts, Inc. is continuing operations and there are no planned or likely disposals of either SportsNuts, Inc. or Secure Networks, Inc.

Based on the above, it appears the transaction should be accounted for in accordance with its legal form in which the legal spinnor is also the accounting spinnor and does not require reverse spinoff accounting treatment.

We hope that our responses to your comments have been both timely and succinct.  If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at jthomas@denoslaw.com.

SPORTSNUTS, INC. Very truly yours,

                                                          /s/ John D. Thomas_______
John D. Thomas
Chief Executive Officer